Rebecca White

Corporate Development Strategist

North Canton, Ohio

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Kenan Advantage Group

Case Western Reserve University - Weatherhead...

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500+ connections

Experience

VP Corporate Development

Kenan Advantage Group

Jul 2017 – Present • 1 yr

Cleveland/Akron, Ohio Area

Kenan Advantage Group is North America's largest tank truck transporter and logistics provider, delivering fuel, chemicals, merchant gases, and food-grade products. KAG is the only independent fuels delivery carrier with a nationwide network, having operations in 42 states and the ability to deliver within all 48 states of the continental United States and Mexico. In addition, KAG operates in 16 locations throughout Alberta, British Columbia, Saskatchewan and Northwest Territories.

Member of the Board of Directors

Cleveland Whiskey, LLC

Aug 2016 – Present • 1 yr 11 mos

Cleveland/Akron, Ohio Area

Cleveland Whiskey has developed disruptive technology to dramatically accelerate the maturation and flavor development of distilled spirits. The Cleveland Whiskey process is Radically Different and creates a flexible and scalable "just-in-time" manufacturing environment. Our Underground Select line uses truly transformative woods and innovative technology to create a line of revolutionary new flavors that push the boundaries of traditional whiskey. The current Cleveland Underground Select line includes bourbon whiskey finished with: Sugar Maple Wood, Apple Wood, Black Cherry Wood, Honey Locust Wood, and Hickory Wood. This is not your typical bourbon.

Western Reserve Partners LLC

Director, Head of Capital Raising Practice

Western Reserve Partners LLC

Jan 2005 – Jun 2017 • 12 yrs 6 mos

Cleveland/Akron, Ohio Area

During my tenure at Western Reserve Partners LLC, I enjoyed collaborating with middle market business owners and advising on strategic and financial goals. As Head of Capital Raising, I worked with middle market companies to determine the optimal capital structure to enable them to achieve these goals. I arranged senior and junior debt capital and minority equity financing through a variety of capital sources, including traditional banks, small business investment companies (SBICs), business development companies (BDCs), alternative lenders, private equity groups and family offices. This capital enabled clients to:

- Finance the company's growth strategy (via acquisition, expansion, product diversification,

etc.)
- Receive full or partial liquidity
- Refinance existing debt or recapitalize the balance sheet

Headquartered in Cleveland, Ohio, Western Reserve provides M&A, capital raising and other financial advisory services to middle market companies across a focused set of industry verticals, including industrial, business services, consumer, healthcare, technology and real estate. With over 30 professionals in two offices (including affiliates), Western Reserve delivers thoughtful advice, keen market insight and superior execution to its clients, both nationally and internationally. Western Reserve's managing directors average nearly 30 years of experience and have directly executed more than 600 transactions throughout their careers.

Western Reserve Partners LLC is a member of M&A International, the world's largest alliance of investment banking firms, as well as World Services Group, a global consortium of middle market focused law firms and other advisors, which provides unparalleled access to global companies and investors. The firm is a FINRA-member broker / dealer and member of SIPC.

Specialties: Mergers and Acquisitions, Capital Raising, Financial Opinions and Valuations, Restructuring and Bankruptcy

Website: http://wesrespartners.com/

KeyBanc Capital Markets

Analyst
KeyBanc Capital Markets
May 2003 – Dec 2004 • 1 yr 8 mos
Cleveland/Akron, Ohio Area

I focused on advising public and private companies in mergers & acquisitions and capital raising transactions and issued fairness opinions.

Education

Case Western Reserve University

Case Western Reserve University - Weatherhead School of Management
MSM, Operations Research
2001 – 2003

University of Mount Union

ent

University of Mount Union
BS, Mathematics and Accounting
1997 – 2001
Activities and Societies: Cross country and indoor and outdoor track

Skills & Endorsements

Mergers & Acquisitions · 69

Endorsed by **Florian von Alten and 9 others who are highly skilled at this**

Endorsed by **3 of Rebecca's colleagues at Western Reserve Partners**

Investment Banking · 44

Endorsed by **Michael P. Shiplett and 1 other who is highly skilled at this**

Endorsed by **2 of Rebecca's colleagues at Western Reserve Partners**

Capital Raising · 20

Endorsed by **2 of Rebecca's colleagues at Western Reserve Partners**

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Recommendations

Received (0) Given (2)

Michelle McQuade

Michelle McQuade
Top Producer 2017 at Chagrin Falls Howard Hanna Real Estate Services
September 30, 2016, Rebecca was a client of Michelle's

When we bought a new house and wanted to quickly sell our house in the Village of Chagrin Falls, Michelle jumped on the opportunity. She gave us advice on how to stage the house to best appeal to high-end buyers, as well as how best to price the home to move quickly without giving up significant value. She produced an exceptional marketing piece with professional photographs that attracted realtors and potential buyers. She hosted a brokers' open, which attracted significant interest and resulted in an acceptable offer less than a week after listing. Michelle is highly energetic, ethical and effective at selling homes, particularly high end homes. I highly recommend Michelle as she will make the stressful process of buying and/or selling a home a much more pleasant experience for you!

Nathan Beaman

Nathan Beaman
Corporate Finance
May 1, 2014, Nathan was a client of Rebecca's

Nathan is very detail-oriented and dedicated to accomplishing tasks quickly. He has a very positive attitude and does not get deterred even in difficult situations. It was a pleasure working with him on Quincy Bioscience's recent capital raise.